Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	Three months ended September 30,
	2004	2003
REVENUES:
Revenue from vessels	$74,889	$55,105
Commissions	(3,052)	(2,652)

Revenue from vessels, net	71,838	52,453

EXPENSES:
Voyage expenses	18,642	17,036
Vessel operating expenses	12,906	12,718
Depreciation	8,920	8,771
Amortization of deferred charges	2,128	1,816
Provision for doubtful receivables	—	—
Management fees	1,440	1,155
General and administrative expenses	764	468

Operating income	27,037	10,489

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(2,475)	(2,557)
Interest income	136	90
Foreign currency losses	(21)	(52)
Share of profits of joint-venture	—	(43)
Amortization of deferred gain on sale of vessels	792	—
Gain on sale of vessels	—	—
Other, net	—	106

Total other income (expenses), net	(1,569)	(2,456)

Net Income	$25,468	$8,033

Earnings per share, basic	$1.26	$0.47

Earnings per share, diluted	$1.26	$0.47

Weighted average number of shares, basic	20,159,789	17,179,420

Weighted average number of shares, diluted	20,189,589	17,205,637

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	Nine months ended September 30,
	2004	2003
REVENUES:
Revenue from vessels	$224,274	$177,833
Commissions	(9,243)	(8,179)

Revenue from vessels, net	215,031	169,654

EXPENSES:
Voyage expenses	51,077	46,792
Vessel operating expenses	38,912	34,645
Depreciation	26,524	24,326
Amortization of deferred charges	6,915	5,849
Provision for doubtful receivables	244	—
Management fees	3,945	3,255
General and administrative expenses	2,042	1,302

Operating income	85,371	53,485

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(7,732)	(8,835)
Interest income	316	299
Foreign currency losses	(68)	(258)
Share of profits of joint-venture	—	621
Amortization of deferred gain on sale of vessels	2,376	—
Gain on sale of vessels	8,755	—
Other, net	—	(504)

Total other income (expenses), net	3,647	(8,677)

Net Income	$89,018	$44,808

Earnings per share, basic	$4.77	$2.61

Earnings per share, diluted	$4.76	$2.60

Weighted average number of shares, basic	18,653,291	17,148,401

Weighted average number of shares, diluted	18,702,704	17,205,598

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2004 and DECEMBER 31, 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	September 30, 2004	December 31, 2003
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$91,905	86,813

Receivables-
Trade accounts receivable, net	13,624	13,401
Insurance claims	2,581	2,749
Due from related companies	6,384	3,836
Advances and other	4,666	5,586

	27,255	25,572

Inventories	4,279	3,381
Prepaid insurance and other	3,107	1,205

Total current assets	126,546	116,971

FIXED ASSETS:
Advances for vessels under construction	107,658	33,420

Vessels	848,948	800,870
Accumulated depreciation	(172,206)	(146,208)

Vessels’ Net Book Value	676,742	654,662

Total fixed assets	784,400	688,082

DEFERRED CHARGES, net	15,704	20,454

Total assets	$926,650	825,507

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$42,369	41,602

Accounts payable-
Trade	17,474	15,609
Due to related companies	195	3,326
Other	14,240	1,825

	31,909	20,760

Accrued liabilities	9,279	6,112
Accrued bank interest	2,915	2,276
Financial instruments - Fair value	1,123	5,097
Unearned revenue	3,797	3,611
Deferred income, current portion	4,005	4,005

Total current liabilities	95,397	83,463

LONG-TERM DEBT, net of current portion	355,023	411,018

DEFERRED INCOME, net of current portion	13,454	16,457

STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value; 40,000,000 shares authorized at September 30, 2004 and December 31, 2003; 20,162,006 and 17,151,623 issued and outstanding at September 30, 2004 and December 31, 2003, respectively.	20,162	17,152
Additional paid-in capital	282,251	203,631
Other comprehensive income/(loss)	(1,123)	(1,431)
Retained earnings	161,486	95,217

Total stockholders’ equity	462,776	314,569

Total liabilities and stockholders’ equity	$926,650	825,507

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,		Three months ended September 30,
	2004	2003	2004	2003
Cash Flows from Operating Activities:

Net income	$89,018	$44,808	$25,468	$8,033
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of vessels	(8,755)	—	—	—
Depreciation	26,524	24,326	8,920	8,771
Amortization of deferred dry-docking costs	6,915	5,849	2,128	1,816
Amortization of loan fees	278	641	86	458
Amortization of deferred income	(3,003)	(628)	(1,003)	(209)
Change in fair value of financial instruments	(3,666)	(3,953)	(1,838)	(2,812)
Share of profits of joint venture	—	(621)	—	43
Payments for dry-docking	(2,586)	(13,483)	30	(6,682)
(Increase) Decrease in:
Receivables	(1,683)	(4,128)	886	(946)
Inventories	(898)	(1,513)	(667)	572
Prepayments and other	(1,902)	(180)	(601)	35
Increase (Decrease) in:
Accounts payable	(2,969)	8,490	(654)	6,228
Accrued liabilities	3,806	4,666	442	2,781
Unearned revenue	186	1,147	1,114	(346)

Net Cash from Operating Activities	101,265	65,421	34,311	17,742

Cash Flows from Investing Activities:
Advances for vessels under construction	(82,321)	(32,069)	(26,283)	(21,064)
Vessel acquisitions and/or improvements	(70,344)	(179,365)	—	(61,153)
Payments for investment in joint venture	—	(17)	—	—
Return of investment in joint venture	—	7,965	—	7,965
Proceeds from sale of vessels	38,907	—	—	—
Restricted cash for performance guarantee	—	3,200	—	—

Net Cash used in Investing Activities	(113,758)	(200,286)	(26,283)	(74,252)

Cash Flows from Financing Activities:
Proceeds from long-term debt	40,000	159,910	—	51,550
Exercise of stock options	1,588	2,870	360	—
Financing costs	(187)	(1,112)	(18)	(508)
Payments of long-term debt	(95,227)	(21,793)	(11,005)	(8,437)
Repurchase and cancellation of common stock	—	(1,792)	—	(1,146)
Proceeds from public offering, net of related costs	80,042	—	(158)	—
Cash dividend	(8,631)	(3,456)	—	—

Net Cash from/(used in) Financing Activities	17,585	134,627	(10,821)	41,459

Net increase/(decrease) in cash and cash equivalents	5,092	(238)	(2,794)	(15,051)
Cash and cash equivalents at beginning of period	86,813	39,674	94,699	54,487

Cash and cash equivalents at end of period	$91,905	$39,436	$91,905	$39,436

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND NINE MONTHS ENDED SEPTEMBER 30, 2004

(Expressed in thousands of U.S. Dollars - except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stock- Holders’ Equity
BALANCE, January 1, 2001		$9,629	$108,603	$52,836	$—	171,068

Net income	3,894			3,894		3,894
- Issuance of common stock		7,350	102,900			110,250
- Expenses related to the issuance of common stock			(9,868)			(9,868)
- Issuance of common stock on acquisition of shares in LauriTen Ltd.		217	3,033			3,250
- Repurchase and cancellation of common stock (172,800 shares)		(173)	(1,806)			(1,979)
- Cash dividends declared and paid ($0.50 per share)				(8,542)		(8,542)
- Fair value of financial instruments	(629)				(629)	(629)

Comprehensive income	$3,265

BALANCE, December 31, 2002		$17,023	$202,862	$48,188	$(629)	$267,444

Net income	59,052			59,052		59,052
- Exercise of stock options		269	2,421			2,690
- Repurchase and cancellation of common stock (140,100 shares)		(140)	(1,652)			(1,792)
- Cash dividends declared and paid ($0.70 per share)				(12,023)		(12,023)
- Fair value of financial instruments	(802)				(802)	(802)

Comprehensive income	$58,250

BALANCE, December 31, 2003		$17,152	$203,631	$95,217	$(1,431)	$314,569

Net income	89,018	—	—	89,018		89,018
- Issuance of common stock (net of discount)		2,875	78,143			81,018
- Expenses related to the issuance of common stock			(976)			(976)
- Exercise of stock options		135	1,453			1,588
- Cash dividends declared and paid ($0.50 per share)				(8,631)		(8,631)
- Cash dividends declared ($0.70 per share)				(14,118)		(14,118)
- Fair value of financial instruments	308				308	308

Comprehensive income	$89,326

BALANCE, September 30, 2004		$20,162	282,251	161,486	(1,123)	462,776